EXHIBIT 4.1

AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT

AMENDMENT, dated as of October 25, 2010, to AMENDED AND RESTATED RIGHTS AGREEMENT, dated as of April 24, 2007 (the “Rights Agreement”), by and between Lazare Kaplan International Inc., a Delaware corporation (the “Company”) and Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C.) as Rights Agent (the “Rights Agent”).

WHEREAS, the parties hereto have previously entered into the Rights Agreement;

WHEREAS, the Company is entering into that certain Settlement Agreement, dated as of October 25, 2010, among the Company, ABN AMRO Bank N.V., The Royal Bank of Scotland PLC and certain other parties named therein (the “Settlement Agreement”); and

WHEREAS, in connection with the execution and delivery of the Settlement Agreement, the Company wishes to amend the Rights Agreement to add certain provisions which the Company deems necessary and desirable.

NOW THEREFORE, the parties hereto hereby agree as follows:

1.           Amendment.   The Rights Agreement shall be hereby amended as follows:

(a)           The definition of “Acquiring Person” as set forth in Section 1.1(a) of the Rights Agreement is hereby amended by adding the following sentences to the end of such definition:

“This definition of Acquiring Person shall not be deemed to include ABN AMRO Bank N.V. and The Royal Bank of Scotland PLC and each of their respective affiliates (collectively, “ABN”) solely with respect to Common Shares of the Company being transferred by ABN to the Company pursuant to the Settlement Agreement dated as of October 25, 2010, among the Company, ABN and the other parties named therein (the “Settlement Agreement”). Without limiting the generality of the foregoing, ABN has not and will not become an “Acquiring Person” as a result of the transactions contemplated by the Settlement Agreement.  Notwithstanding the foregoing, in the event that the Settlement Agreement is determined to be null and void and of no force and effect pursuant to the terms thereof, the first two sentences of this paragraph shall be deemed omitted and of no further force and effect.”

2.           Ratification.    Except as specifically provided herein, nothing herein contained shall otherwise modify, reduce, amend or otherwise supplement the terms and provisions of the Rights Agreement, which shall remain in full force and effect in accordance with its terms.

3.           Entire Agreement.  This Amendment constitutes the entire agreement between the parties hereto with respect to the amendment to the Rights Agreement and the subject matter herein and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4.           Governing Law.  This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of Delaware for contracts executed and to be fully performed in such state and without regard to conflicts of laws, except that the rights and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts to be made and performed entirely within such state.

5.           Counterparts.  This Amendment may be executed in one or more counterparts each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, this Amendment has been executed by the parties this 25th day of October 2010.

LAZARE KAPLAN INTERNATIONAL INC.

By:
Name:
Title:

MELLON INVESTOR SERVICES LLC,
as Rights Agent

By:
Name:
Title:

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